Marlton LLC
222 West Merchandise Mart Plaza, 1212
Chicago, IL 60654
Tel 312 204 7288

Marlton

January 14, 2019

Sent via email

The Board of Directors
Parks! America, Inc.
1300 Oak Grove Road
Pine Mountain, GA 31822

Directors,

Approximately one month has passed since you received our letter raising our concerns that the Board of Directors of Parks! America, Inc. ("PRKA" or the "Company") was not maximizing value for stockholders.   Our letter highlighted the importance of enhanced capital returns, an optimized financial structure, and transparent governance structure. While we are grateful to have heard from many stockholders who share our concerns, we are disappointed that, to our knowledge, this Board has not addressed, in any way, these fundamental matters that continue to burden PRKA and its equity value, publicly or privately.

We reiterate our previously stated concern that taking the following steps to dramatically improve PRKA's current capital allocation strategy and corporate governance would in turn improve stockholder returns:

> 1. Return of capital of $1,500,000 through either a Special Dividend of $0.0201 per share representing 12.4% of PRKA's market capitalization based on a share price of $0.162 or a Modified Dutch Auction Tender.

> 2. Announce the formation of a Special Committee of Independent Board Members to explore all strategic alternatives to maximize stockholder value, including the disbursement of a Special Dividend, Modified Dutch Auction Tender and/or the sale of the Company.

Stockholders expect transparency. In our experience it is standard practice for a public company to issue a response to stockholder communications of this nature, acknowledging its agreement that the Company is undervalued and its commitment to closing the obvious valuation gap. Instead, the Company has been silent, leaving all stockholders to question whether the Board is indifferent to the valid concerns raised in our December letter, or incapable of formulating a response.

A company's multiple is determined by the company's economic position, cyclical situation, leverage, management quality, cost of capital, and growth – it is clear to us the PRKA equity price is being discounted over concerns of capital allocation and corporate governance. At the current equity price of $0.162, PRKA is trading for just 5.1x trailing twelve-month EBITDA, an 8.8% trailing free cash flow yield to equity ex-cash. Assuming PRKA recaptures lost visits from the FY 2018 inclement weather and reverts back to FY 2017 EBITDA with no further growth, PRKA trades at 4.3x FY 2017 EBITDA. Consider that if PRKA delivers zero growth over the next two years – i.e. management never again achieves FY 2017 EBITDA – the company would still generate and add to the balance sheet roughly $2.02 million in free cash flow or 17% of its current market capitalization. <u>With such earnings power and cash build, clearly the equity market is discounting this Board's ability to optimally allocate the accumulating cash flow.</u> The Board's current "strategy" of aimlessly stockpiling cash on the balance sheet is <u>not</u> a capital allocation strategy and hence the market is not rewarding PRKA with a more appropriate multiple.

A Special Divided and <u>formation of a Special Committee</u>, led by current Directors Charles A. Kohnen & Jeffrey Lococo, reviewing all strategic alternatives would significantly help eliminate the equity market concerns currently plaguing our share price.

As we discussed in detail in our December 17, 2018 letter to the Board, the Company lacks any coherent capital allocation strategy. Further, as discussed in our December letter, we strongly advise against additional material investments into the failing Missouri Park, a waste of stockholder capital.

We ask this Board of Directors to closely review its history of investments into the Missouri park, as seen in the table below.

Year	Operating Income	Capital Investment	Major Mgmt Stated Investment	Total Capital Invested Since 2012
2012	$ 29,447	$ (60,531)		$ (60,531)
2013	(69,567)	(193,740)	Opened Reptile House	(254,271)
2014	(97,140)	(70,072)		(324,343)
2015	(94,036)	(388,494)	Installed 5 Amusement Park "Kiddie" Rides	(712,837)
2016	5,629	(177,036)		(889,873)
2017	(56,831)	(168,894)		(1,058,767)
2018	(144,358)	(375,088)	Acquired a Baby Female Giraffe	(1,433,855)

Since 2012 this Board has made investments into the Missouri park totaling $1,433,855. One only needs to look at the yearly operating income from the Missouri park to see this return on investment has clearly destroyed stockholder value. How can this Board justify wasting approximately $1.5 million in stockholder capital but not justify a $1,500,000 Special Dividend, which creates immediate value to stockholders and optimizes the balance sheet, all while keeping $1.2 million in cash-on-hand.

Given:

- Such an enormous gap between current enterprise value and intrinsic value
- No acquisitions in the past 11 years
- No succession plan for Mr. Van Voorhis (our 77-year-old Chairman & CEO with only 16 months left in his employment agreement)
- And such a massive amount of cash on the balance sheet

we do not understand why the Board would not move more aggressively to return capital stockholders, increasing PRKA's ROIC.

The Company must conduct a strategic review. To ensure no conflicts of interest and no breach of fiduciary duty during this strategic review, a Special Committee of independent board members is the most appropriate governance mechanism. Otherwise this Board and management's lackadaisical attitude could expose the Company to a potential tsunami of stockholder litigation and resulting value destruction. We do not understand why this Board does not see the value of creating a Special Committee?

This Board must take immediate steps to form a Special Committee of Independent Board Members to explore all strategic alternatives to maximize stockholder value, including the disbursement of our suggested $1,500,000 Special Dividend, Modified Dutch Auction Tender and/or the sale of the Company. The Board should publicly disclose its intentions through issuing a press release. If you, management and the Board, take further steps to entrench yourselves or otherwise ignore the will of stockholders (an abdication of your fiduciary duty), stockholders will have no choice but to hold each and every director personally liable for such actions.

We intend to monitor developments at the Company very closely and will not hesitate to take any action that we believe is necessary to protect the best interests of the Company's stockholders. We expect these matters to be resolved promptly to the satisfaction of all stockholders.

Sincerely,

/s/ James C. Elbaor

James C. Elbaor
Managing Member of the General Partner,
Marlton Wayne, L.P.